
United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 5, 2015

Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2015, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2015 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: November 5, 2015 /s/ Jeffrey C. Newman

Jeffrey C. Newman
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 5, 2015

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 5, 2015.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 5, 2015—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2015, of $28.4 million, or 82 cents per share, compared to $23.3 million, or 67 cents per share, for the same period in the prior year.

During the third quarter of 2015, electric net income increased due to a 3.7% increase in electric retail sales reflecting higher customer demand, particularly in September, when compared to cooler weather for the same month in 2014. The average temperature in September was 67.3 degrees compared to 60.9 degrees in the prior year. The normal average temperature in September is 61.9 degrees.

Also contributing to the increase in overall earnings for the third quarter of 2015 was an increase in gas net income. In 2015, more gas revenue is collected in the monthly charge and less in the variable usage-based charge. Thus, gas net income is expected to be more evenly distributed during the year and less sensitive to weather. As a consequence, revenues in the first and fourth quarters, when usage is higher, are expected to be lower than in past years; and revenues in the second and third quarters, when usage is lower, are expected to be higher than in past years.

About MGE Energy
MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 143,000 customers in Dane County, Wis., and purchases and distributes natural gas to 149,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended September 30,	2015	2014
Operating revenue	$140,795	$135,135
Operating income	$46,177	$40,120
Net income	$28,354	$23,329
Earnings per share (basic and diluted)	$0.82	$0.67
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Nine Months Ended September 30,	2015	2014
Operating revenue	$433,055	$474,145
Operating income	$102,077	$108,532
Net income	$60,111	$65,133
Earnings per share (basic and diluted)	$1.73	$1.88
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact
Steve Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com